FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Executive Officer
General Manager of
Corporate Financial & Accounting Group

Date: January 23, 2008

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	English translation of a notice of an acquisition of the mobile phone-related business of SANYO Electric Co., Ltd. by means of a corporate split filed with the Kanto Local Finance Bureau of the Ministry of Finance of Japan (“Rinjihoukokusho”)

1. Reason for Filing

To report, in accordance with Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law, and Sub-Paragraph 7 of Paragraph 2 of Article 19 of Ordinance of Cabinet Office relating to Disclosure of Corporation, following a resolution of its Board of Directors adopted on January 21, 2008, Kyocera Corporation (the “Company”) will acquire the mobile phone-related business of SANYO Electric Co., Ltd. (“SANYO”) by means of a corporate split effective on April 1, 2008.

2. Matters Reported

(1) Outline of the company undertaking a corporate split (As of September 30, 2007)

Status of the company undertaking a corporate split

Trade Name	SANYO Electric Co., Ltd.

Location of Headquarters	5-5, Keihan-Hondori 2-chome, Moriguchi-City, Osaka

Title and Name of Representatives	Seiichiro Sano, Executive Director and President

Capital amount	322,242 million yen (Consolidated basis)

Shareholders’ Equity	329,105 million yen (Consolidated basis)

Total Assets	1,898,296 million yen (Consolidated basis)

Principal Businesses	Manufacture and sale of various electric machine and equipment

Performances for most recent three fiscal years ended March 31 (consolidated basis)

			(Yen in millions )

Fiscal years ended March 31,	2005	2006	2007
Net sales	2,484,639	2,397,026	2,215,434
Operating profit	35,236	(17,154)	49,568
Income from continuing operations before income taxes	(68,767)	(165,696)	(13,070)
Net income	(171,544)	(205,661)	(45,362)

Principal Shareholders and Their Shareholding Ratios

Name of Share Holders	Ratios
The Master Trust Bank of Japan, Ltd. (Trustee Account)	5.00%
Shareholding Association by SANYO’s Employees	2.68%
Sumitomo Mitsui Banking Corporation	2.31%
Nippon Life Insurance Company	2.11%
Sumitomo Life Insurance Company	1.60%

Relationship with the Company

Capital relationship	N/A

Personnel relationship	N/A

Trade relationship	Purchase and sale of electronic components take place between the Company and SANYO Electric Co., Ltd.

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(2) Purpose of a corporate split

The Company views the communication equipment related business, including mobile phones, PHS and wireless communication systems, as one of its principal businesses and aims to establish a highly profitable business mix therein. The Company will amalgamate the strong customer base of SANYO in Japan and North America and expand the size of its business to meet the severe challenge of this highly competitive sector. In addition, integrating the business resources cultivated by SANYO, such as its excellent product development and design technologies will increase the Company’s ability to meet customer needs. The Company also believes that, by introducing the Amoeba Management System, which is unique to the Company, the cost competitiveness of the relevant business can be further enhanced and a stronger business structure established.

(3) Form of a corporate split, number of shares of the acquiring company or any other assets to be allocated to the company undertaking such split by the acquiring company, and rights and obligations to be acquired by the Company

Form of a corporate split

In a corporate split, SANYO will be the company undertaking such split and the Company will be the acquiring company. The agreement for the corporate split is scheduled to be executed until January 31, 2008

Number of shares of the acquiring company or any other assets to be allocated to the company undertaking such split by the acquiring company (consideration for corporate split)

(i) Cash in an amount calculated by subtracting the amount of outstanding debts accruing interest to be acquired as of the effective date of the corporate split from, and adding the amount of cash and deposits to be acquired as of the effective date of the corporate split to, the total value of the acquired business, subject to further adjustment as separately agreed between the Company and SANYO, plus the rights of SANYO to require payment from the Company (the breakdown of such cash and rights shall be separately agreed between the parties), as well as (ii) rights of SANYO to payment by the Company that can not by their nature be included in the acquired credits, such as accounts payable of the Company to SANYO. The above mentioned total value of the acquired business has been agreed to be 50 billion yen, and after deducting an amount of cash and deposits to be reserved for SANYO for operational purposes (a condition precedent in determining such value) it has been fixed at approximately 40 billion yen. The final amount of consideration will be determined after the effective date of the corporate split, at which time notice thereof will be given. No shares of the Company will be allocated to Sanyo in such split.

Rights and obligations to be acquired by the Company

As of the effective date of this corporate split, the Company shall acquire the assets, debts, employment agreements and other rights and obligations relating to the mobile phone-related business of SANYO.

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(4) Basis of calculation of consideration for a corporate split

The total value of the acquired business has been decided based on the Discounted Cash Flow method, and based thereon the amount of consideration has been determined through careful discussion between the Company and SANYO.

(5) Status of the Company after a corporate split

Trade Name	Kyocera Corporation

Location of Headquarters	6 Takeda, Tobadono-cho, Fushimi-ku, Kyoto-City, Kyoto

Title and Name of Representatives	Makoto Kawamura, President and Director

Capital amount	115,703 million yen (Consolidated basis)

Shareholders’ Equity	To be increased by the amounts to be acquired as a result of a corporate split

Total Assets	To be increased by the amounts to be acquired as a result of a corporate split

Principal Businesses	Manufacture and sale of fine ceramic related products, electronic device related products, and telecommunication and information equipment.

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